SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 0)*

Royce Global Value Trust, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

78081T104
(CUSIP Number)

Charles M. Royce, 745 Fifth Avenue, New York, New York 10151, (212) 508-4500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

            September 2, 2020
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 5 Pages

CUSIP No. 78081T104	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Charles M. Royce
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 904,940
OWNED BY EACH REPORTING	8	SHARED VOTING POWER
PERSON WITH	9	SOLE DISPOSITIVE POWER 904,940
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 904,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

CUSIP No. 78081T104	13D	Page 3 of 5 Pages

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.62%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 78081T104	13D	Page 4 of 5 Pages

Item 1. Security and Issuer.

The title and class of equity securities to which this statement relates is Common Stock.

The name and address of the principal executive offices of the Issuer are:

Royce Global Value Trust, Inc.
745 Fifth Avenue
New York, New York 10151

Item 2. Identity and Background.

(a) The name of the person filing this statement is Charles M. Royce.

(b) Mr. Royce’s business address is 745 Fifth Avenue, New York, New York 10151.

(c)	Mr. Royce is a portfolio manager of the Issuer.

(d) Not applicable.

(e) Not applicable.

(f) Mr. Royce is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

This form is being filed as a result of Mr. Royce purchasing, on behalf of Royce Family Investments, LLC*, a total of 499,351 shares of the Issuer’s Common Stock in a private transaction effected on September 2, 2020 for an aggregate purchase price of $7,130,732. Mr. Royce used funds of Royce Family Investments, LLC* to pay for the shares of the Issuer’s Common Stock he acquired in this transaction.
*Mr. Royce is the Sole Managing Member of Royce Family Investments, LLC in which he has a substantial pecuniary interest, which varies from time to time. Mr. Royce disclaims beneficial ownership of the portion of such shares owned by Royce Family Investments, LLC in which he has no pecuniary interest.

Item 4. Purpose of Transaction.

Mr. Royce purchased the shares of the Issuer’s Common Stock as an investment for Royce Family Investments, LLC, a family investment entity.

CUSIP No. 78081T104	13D	Page 5 of 5 Pages

Item 5. Interest in Securities of Issuer.

(a)	Mr. Royce beneficially owned, either directly or indirectly through Royce Family Investments, LLC, 904,940 shares or 8.62% of the Issuer’s outstanding Common Stock as of September 2, 2020.

(b)	Mr. Royce has sole voting and sole dispositive powers as to all of the shares shown in item 5(a) above.

(c)	In the 60 days prior to the date of filing of this statement, Mr. Royce effected no purchases of the Common Stock of the Issuer.

(d)	Mr. Royce and Royce Family Investments, LLC have the right to receive the dividends and proceeds of sales from the Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Materials to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 11, 2020 (Date)
/s/ Charles M. Royce (Signature)
Charles M. Royce